Snow Lake Energy Well-Funded to Advance its Portfolio of Clean Energy Projects and
Explore Nuclear Energy Opportunities

Winnipeg, Manitoba, Canada - January 30, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake" or the "Company") is pleased to announce that as it begins 2025, it is well funded to advance its portfolio of uranium and lithium projects and pursue opportunities in the clean energy space that have the potential to be commercialized, create shareholder value, and contribute to addressing the increasing domestic and global demand for energy.

"The United States' declaration of a national energy emergency, along with a strategy focused on significantly increasing domestic energy production, marks a pivotal moment in addressing growing global energy demands," said Frank Wheatley, CEO of Snow Lake.  "We recognize nuclear power as a vital part of the solution to these energy challenges, and we look forward to advancing our two uranium projects to contribute to this effort.  Additionally, we are committed to leveraging our expertise, resources, and financial strength to evaluate and pursue strategic opportunities in the nuclear energy space."

United States Energy Emergency

In the past week, President Trump has declared a national energy emergency, emphasizing the urgent need to expand domestic energy production.  This initiative is a clear response to the growing energy demands facing the Unites States, driven by economic expansion, industrial needs, and increased electrification.  As part of this shift, a $500 billion private sector investment has been announced for the expansion of United States data centers, further reinforcing the necessity for increased and reliable energy generation.

Uranium and Nuclear Energy

Primary Use of Uranium:  Uranium is primarily used to produce fuel for nuclear power plants, which generate electricity to meet increasing energy demands.

Electrification & Industrial Growth:  The demand for electricity is expected to grow significantly in the coming decades, driven by the push for energy independence, industrial expansion, and technological advancements.

Technology Companies & Data Centers:  Companies such as Google, Microsoft, Amazon, and Meta continue to invest in nuclear energy to power their energy-intensive data centers, recognizing its reliability and sustainability.

Why Nuclear Energy:  Nuclear energy provides clean, zero-carbon, zero-emissions, reliable base-load, scalable, and cost-effective power with greater generating capacity per land footprint than other fuel sources.

Shortfall of Primary Uranium Supply:  Current uranium supply projections indicate that demand will exceed available resources over the next decade. Developing new sources of uranium, including additional uranium mines, is essential to ensuring energy security.

Significant Financial Momentum

Over the past two months, Snow Lake has raised more than USD$35 million, including USD$16 million in a recently closed public offering.  This strong financial position enables Snow Lake to accelerate its exploration initiatives, pursue strategic acquisitions, and contribute to solutions addressing the growing domestic and global energy demand.

Strategic Plans for 2025

Snow Lake's strategic plans for 2025 include:

  Actively pursuing acquisitions in the nuclear energy sector to expand its project pipeline
  Advancing exploration of its two uranium projects, including Phase 2 drilling at the Engo Valley Uranium Project and drilling high-priority targets at the Black Lake Uranium Project
  Updating the SK-1300 mineral resource estimate at the Snow Lake Lithium™ Project to incorporate results from recent drilling campaigns
  Exploring the Mound Lake Gallium Property, recognizing gallium's critical role in next-generation semiconductors
  Engaging with strategic partners in the energy and technology sectors to accelerate project development

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian clean energy exploration company listed on (NASDAQ: LITM), with a global portfolio of clean energy mineral projects comprised of two uranium projects and two hard rock lithium projects.  The Engo Valley Uranium Project is an exploration-stage project located in the Skeleton Coast of Namibia, and the Black Lake Uranium Project is an exploration-stage project located in the Athabasca Basin, Saskatchewan.  The Shatford Lake Project is an exploration-stage project located adjacent to the Tanco tantalum, cesium, and lithium mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration-stage project located in the Snow Lake region of Northern Manitoba.

The current focus of Snow Lake is advancing the exploration of its two uranium projects to supply the raw materials needed for the clean energy transition and emissions-free power, while exploration activities on its two lithium projects will remain limited until the lithium market recovers from its current depressed levels. Learn more at www.snowlakeenergy.com.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-Looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-Looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission. Forward-Looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Investor Relations

Frank Wheatley, CEO

ir@snowlakelithium.com